SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Amendment No. 1 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
(Name of Issuer)
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PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
-AND-
POINTE COUPEE BANCSHARES, INC.
 (Name of Person(s) Filing Statement)

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COMMON STOCK, $2.50 PAR VALUE
(Title of Class of Securities)

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None
(Cusip Number of Class of Securities)

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Mr. Stephen P. David Peoples Bancshares of Pointe Coupee 805 Hospital Road New Roads, LA 70760	Copy to:	Anthony J. Correro, III Correro Fishman Haygood Phelps Walmsley & Casteix 201 St. Charles Ave., Ste. 4600 New Orleans, LA 70170

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.       [X]          The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [  ]           The filing of a registration statement under the Securities Act of 1933.

c.       [  ]           A tender offer.

d.       [  ]           None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

===============================================================
TRANSACTION VALUATION                                                 AMOUNT OF
                                                                                                      FILING FEE

$725,637                                                                                           $64.58 ===============================================================

*The filing fee was determined based upon the product of (a) the estimated 21,989 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $33.00 per share of common stock (the "Total Consideration"). The amount required to be paid with the filing of this Schedule 13E-3 equals .0000809 of the Total Consideration.

[X]       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,628
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Peoples Bancshares of Pointe Coupee Parish, Inc.
Date Filed: June 20, 2003

INTRODUCTION

         This Amendment No. 1 Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Peoples Bancshares of Pointe Coupee Parish, Inc. (the "Company") and Pointe Coupee Bancshares, Inc., a newly-formed, wholly-owned subsidiary of the Company, in connection with the proposed merger (the "Merger") of Pointe Coupee Bancshares, Inc. into the Company, with the Company being the surviving corporation in the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between the Company and New PCB, Inc.

         Upon effectiveness of the Merger, each share of the Company's Common Stock held of record by a shareholder who owns, as of the effective date of the Merger, fewer than 200 shares (201 shares if the address of record is outside the Louisiana Parishes of Pointe Coupee, West Baton Rouge and Iberville) will be converted into the right to receive $33.00 in cash from the Company and (ii) each other share of the Common Stock will not be affected by the Merger and will remain outstanding.

         This Schedule 13E-3 is being filed contemporaneously  with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement"), pursuant to which the shareholders of the Company will be given notice of and asked to approve the Merger and the Merger Agreement and to elect eleven persons to the Board of Directors of the Company, as well as such other matters as may properly come before the Company's 2003 annual shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

CROSS REFERENCE SHEET

ITEM 1.  SUMMARY TERM SHEET.
(Regulation M-A 1001)

         The information set forth in the sections entitled "Summary Term Sheet" and "Questions and Answers About the Annual Meeting and the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
(Regulation M-A 1002)

         (a) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the section "Special Factors -- General -- Peoples Bancshares of Pointe Coupee, Inc. and the Bank" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth (i) on page 1 of the Proxy Statement and (ii) in the sections "Summary Term Sheet -- Voting on the Merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (d) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(Regulation M-A 1003(a) - (c))

         (a)(b)(c) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the sections "Special Factors -- General - The Company and the Bank"; "Special Factors -- General - Pointe Coupee Bancshares, Inc."; "Proposal 2: Election of Directors - Director Nominee Biographies" and "Executive Officers of the Bank" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.
(Regulation M-A 1004 (a) & (c) - (f))

        (a)(1) Not applicable.

        (a)(2)(i) The information set forth in the sections "Summary Term Sheet -- Overview"; "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Questions and Answers About the Annual Meeting and the Merger" and "Special Factors -- Structure of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

        (a)(2)(ii) The information set forth in the section "Summary Term Sheet -- Overview"; "Summary Term Sheet -- The Merger Consideration"; and "Special Factors -- Structure of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

        (a)(2)(iii) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger" and "Special Factors -- Purposes of and Reasons for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(iv) The information set forth in the section "Summary Term Sheet - Voting on the Merger"; "Additional Information About the Annual Meeting -- Vote required to approve the Merger and to Elect Directors"; "Rights of Dissenting Shareholders" and "Material U.S. Federal Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

        (a)(2)(v) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger" and "Special Factors --  Structure of the Merger"; "Special Factors -- Interests of Certain Persons in the Merger"; "Special Factors - Certain Consequences of the Merger; and Benefits and Detriments to Affiliated and Non-affiliated Shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(2)(vi) Not applicable.

         (a)(2)(vii) The information set forth in the sections "Summary Term Sheet -- Federal Income Tax Consequences" and "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Special Factors -- Structure of the Merger"; "Special Factors -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders"; and "Material U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet -- Dissenters' Rights"; "Rights of Dissenting Shareholders" in the Proxy Statement are hereby incorporated herein by reference.

         (e) The filing person has not made any provisions in connection with the merger proposal to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(Regulation M-A 1005 (a) - (c) & (e))

         (a) Not applicable.

         (b) - (c) The information set forth in the sections "Special Factors -- Background of the Merger Proposal" and "Certain Relationships and Related Transactions" in the Proxy Statement is hereby incorporated herein by reference.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(Regulation M-A 1006 (b) & (c) (1) - (8))

         (b) The information set forth in the section "Special Factors -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (c)(1) - (8) The information set forth in the sections " Special Factors -- Background of the Merger Proposal"; " Special Factors -- Purposes of and Reasons for the Merger Proposal"; " Special Factors -- Structure of the Merger"; "Special Factors - Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders" and "Proposal 2: Election of Directors" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(Regulation M-A 1013)

         (a) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; " Special Factors -- Background of the Merger Proposal" and " Special Factors -- Purposes of and Reasons for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the sections " Special Factors -- Background of the Merger Proposal" and " Special Factors -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, Structure and Effects of the Merger"; "Special Factors -- Background of the Merger Proposal"; "Special Factors -- Purposes of and Reasons for the Merger Proposal"; "Special Factors -- Structure of the Merger"; "Special Factors -- Recommendation of our Board of Directors"; "Special Factors -- Purposes and Reasons of Pointe Coupee Bancshares, Inc. for the Merger Proposal" and "Special Factors -- Purposes of and Reasons of the Bank for the Merger Proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet - - Purpose, Structure and Effects of the Merger"; "Summary Term Sheet -- Federal Income Tax Consequences"; "Special Factors -- Structure of the Merger"; "Special Factors -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders"; "Material U.S. Federal Income Tax Consequences of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
(Regulation M-A 1014)

         (a), (b) The information set forth in the sections "Summary Term Sheet -- Recommendation of our Board of Directors"; "Special Factors - Special Factors -- Background of the Merger Proposal"; "Special Factors  -- Financial Fairness"; "Special Factors  -- Recommendation of our Board of Directors"; "Special Factors  -- Position of Pointe Coupee Bancshares, Inc. as to the Fairness of the Merger"; "Special Factors  -- Position of the Bank as to the Fairness of the Merger" and "Appendix B -- Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Voting on the Merger"; "Special Factors -- Background of the Merger Proposal" and "Special Factors -- Financial Fairness" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Special Factors -- Background of the Merger Proposal"; "Special Factors - Financial Fairness" and "Special Factors -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -Recommendation of the Board of Directors" and "Special Factors -- Recommendation of our Board of Directors" in the Proxy Statement is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(Regulation M-A 1015)

         (a), (b), (c) The information set forth in the sections "Summary Term Sheet -- National Capital's Fairness Opinion"; "Questions and Answers About the Annual Meeting and the Merger"; "Special Factors  -- Financial Fairness" and "Appendix B - Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(Regulation M-A 1007)

         (a), (b) & (d) The information set forth in the sections "Summary Term Sheet -- The Merger Consideration"; "Questions and Answers about the Annual Meeting and the Merger" and "Special Factors -- Financing of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- The Merger Consideration" and "Special Factors -- Expenses of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(Regulation M-A 1008)

         (a) The information set forth in the section "Securities Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(Regulation M-A 1012 (d) & (e))

         (d) The information set forth in the sections "Summary Term Sheet -- Voting on the Merger" and "Special Factors  -- Interests of Certain Persons in the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -- Recommendation of the Board of Directors"; "Special Factors  -- Recommendation of our Board of Directors"; "Special Factors  -- Position of New PCB as to the Fairness of the Merger" and "Special Factors  -- Position of the Bank as to the Fairness of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
(Regulation M-A 1010(a) - (b))

         (a)(1) and (2) The information set forth in the sections "Where You Can Find More Information"; "Appendix C -- Annual Report on Form 10-K for the Year Ended December 31, 2002"; "Appendix D -- Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003" and "Appendix A - Quarterly Report on Form 10-Q for the Quarter ended June 30, 2003 in the Proxy Statement is hereby incorporated herein by reference.

         (a)(3) and (4) The information set forth in the section "Ratio of Earnings to Fixed Charges and Book Value Per Share" in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(Regulation M-A 1009)

         (a) (b) The information set forth in the section "Additional Information About the Annual Meeting -- Solicitation of Proxies" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
(Regulation M-A 1011(b))

         (b) The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto are incorporated herein by reference.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a) - (d), (f) & (g))

         (a)(i) Preliminary Proxy Statement filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 (incorporated herein by reference to the Proxy Statement).

         (a)(ii) Form of Proxy, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

         (b) Not applicable.

         (c)(i) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement).

         (c)(ii) Summary Report of National Capital, L.L.C. (filed herewith).

         (d) Agreement and Plan of Merger between Peoples Bancshares of Pointe Coupee Parish, Inc. and Pointe Coupee Bancshares, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

         (f) Louisiana Revised Statutes, Title 12, Section 131 (previously filed).

         (g) Not applicable.

SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: ____________, 2003

PEOPLES BANCSHARES OF
POINTE COUPEE PARISH, INC.

By: /s/ STEPHEN P. DAVID
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Name: Stephen P. David
Title: President and Chief Executive Officer

POINTE COUPEE BANCSHARES, INC.

By: /s/ STEPHEN P. DAVID
---------------------------------------
Name: Stephen P. David
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number --------------------	Description -------------------------
(a) (i)

Proxy Statement including all appendices thereto filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 (incorporated herein by reference to the Definitive Proxy Statement).

(a) (ii)	Form of Proxy, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)	Not applicable.

(c)(i)	Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(ii)	Summary Report of National Capital, L.L.C.

(d)	Agreement and Plan of Merger, between Peoples Bancshares of Pointe Coupee Parish, Inc. and Pointe Coupee Bancshares, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(f)	Louisiana Revised Statutes Title 12, Section 131 (previously filed)

(g)	Not applicable.